A&C United Agriculture Developing Inc.

July 12, 2017

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Re: A&C United Agriculture Developing Inc.

Form 10-K for the Year Ended September 30, 2016

Filed February 7, 2017

Form 10-Q for the Period Ended March 31, 2017

File No. 333-179082

Dear Ms. Raminpour

In response to your letter to Yidan Liu dated July 6, 2017, we have filed an amended Form 10-K/A on the EDGAR system today.

In response to your comments, please be advised as follows.

1.	We have added the required disclosure in our Form 10-K/A. Please note that the Form 10-K/A and this letter are signed by our current CEO/CFO and sole director, Chin Kha Foo.

2.	We have revised to include the date “2013.”

3.	The Annual Report on Form 10-K contained a typo. The sentence on DCP should have included the word “not.” It now reads:

Based upon such evaluation, the Chief Executive Officer/Chief Financial Officer has concluded that, as of September 30, 2016, the Company's disclosure controls and procedures were not effective.

This is consistent with the disclosure in the following two quarterly reports on Form 10-Q.

4.	The Company will disclose the going concern issue in future reports pursuant to ASC 205-40-50 under footnotes as following:

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern. These adverse conditions are negative financial trends, specifically recurring operating losses, accumulated deficit and other adverse key financial ratios.

The Company generated certain revenues during the six months ended June 30, 2017, however, the amount is not sufficient to cover its operating expenses. On June 19, 2017, the Company's prior majority shareholders, Yidan (Andy) Liu and Jun (Charlie) Huang, transferred 22,640,000 of their common stock, representing about 60% of the total outstanding common shares of the Company, to Mr. Chin Kha Foo, the current President and sole director of the Company. The Company plans to raise capital through financings from our new President to support the Company's normal business operating. There is no assurance, however, that the Company will be successful in raising the needed capital and, if funding is available, that it will be available on terms acceptable to the Company.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Please let us know if you have further questions. You may contact the Company’s new counsel, Barnett & Linn; Attn: William Barnett at 818-436-6410 or at wbarnett@wbarnettlaw.com.

Sincerely,

/s/ Chin Kha Foo
Chin Kha Foo, President

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